UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-36306
CUSIP NUMBER 269796108

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN

☐ Form N-CSR

For Period Ended:	June 30, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Eagle Pharmaceuticals, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

50 Tice Boulevard, Suite 315
Address of Principal Executive Office (Street and Number)

Woodcliff Lake, NJ 07677
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Eagle Pharmaceuticals, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024 (the “Q2 2024 Form 10-Q”). The Company is unable to file the Q2 2024 Form 10-Q within the prescribed time period without unreasonable effort or expense primarily due to the circumstances described below.

As previously disclosed, the Company intends to restate its financial statements for the three and six months ended June 30, 2023, the review and preparation of which are currently ongoing. In addition, the Company’s review and preparation of its financial statements for the quarter ended September 30, 2023, the year ended December 31, 2023 and the quarter ended March 31, 2024 remain ongoing. Due to the time and effort devoted to these matters, the Company is delayed in its reporting and review process for the quarter ended June 30, 2024. Accordingly, the Company does not expect to complete the preparation and filing of the Q2 2024 Form 10-Q by the prescribed due date or within the extended time period permitted by Rule 12b-25.

As previously disclosed, on November 27, 2023, the Company received a delinquency notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) advising the Company that due to the failure to timely file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Q3 2023 Form 10-Q”), the Company is not in compliance with Nasdaq’s continued listing requirements under Nasdaq Listing Rule 5250(c)(1) (the “Rule”). In accordance with Nasdaq rules, following timely submission by the Company of a compliance plan, Nasdaq granted the Company until May 13, 2024, to regain compliance with the Rule. On April 8, 2024, the Company received an additional notice from Nasdaq advising the Company that due to the Company’s failure to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”), the Company is not in compliance with the Rule. On May 20, 2024, the Company received an additional notice from Nasdaq advising the Company that it had initiated a process to delist the Company’s securities from Nasdaq because the Company had not filed the Q3 2023 Form 10-Q or the 2023 Form 10-K by May 13, 2024. The notice further advised the Company that, pursuant to Nasdaq Listing Rule 5810(d)(2), the Company’s failure to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “Q1 2024 Form 10-Q” and, together with the Q3 2023 Form 10-Q, the 2023 Form 10-K and the Q2 2024 Form 10-Q, the “Delayed Reports”) serves as an additional and separate basis for delisting. The Company’s failure to timely file the Q2 2024 Form 10-Q with the Securities and Exchange Commission (“SEC”) is also not in compliance with the Rule.

On May 28, 2024, the Company requested a hearing before an independent Nasdaq Hearings Panel (the “Panel”). On June 26, 2024, the Company received notice from Nasdaq that the Panel had granted a stay of the suspension of the Company’s common stock from Nasdaq subject to the Panel’s final determination regarding the Company’s listing status. The Company's hearing with the Panel was held on July 11, 2024, following which, on August 1, 2024, the Company received a notice from Nasdaq indicating that the Panel has granted the Company’s request for the continued listing of its common stock on Nasdaq, subject to the following: (1) on or before September 30, 2024 (the “First Compliance Date”), the Company will have filed an Annual Report on Form 10-K for the period ended December 31, 2023, (2) on or before October 31, 2024 (the “Second Compliance Date” and, together with the First Compliance Date, the “Compliance Dates”), the Company will have filed the Q1 2024 Form 10-Q and the Q2 2024 Form 10-Q, and (3) on or before the Second Compliance Date, the Company will have demonstrated compliance with all applicable continued listing requirements of Nasdaq.

The Company is working to prepare and file the Delayed Reports with the SEC by the applicable Compliance Dates to enable the Company to regain compliance with Nasdaq listing standards. In this regard, the Company is planning to file with the SEC a comprehensive Annual Report on Form 10-K, including restated unaudited condensed consolidated financial information for the period ended June 30, 2023, unaudited condensed consolidated financial information for the period ended September 30, 2023 and audited financial statements for the period ended December 31, 2023 by the First Compliance Date, and separate Quarterly Reports on Form 10-Q for each of the periods ended March 31, 2024 and June 30, 2024 by the Second Compliance Date.

In addition, as previously disclosed, the Company has identified ineffective disclosure controls and procedures and material weaknesses in its internal control over financial reporting. The Company is continuing to evaluate its internal control over financial reporting and expects to report its remediation plan and further information regarding the material weaknesses in such reports.

The Panel reserves the right to reconsider the terms of its decision based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of the Company’s common stock on Nasdaq inadvisable or unwarranted. In addition, the Nasdaq Listing and Hearing Review Council could determine to review the Panel’s decision within 45 calendar days after issuance of such decision, and may affirm, modify, reverse, dismiss or remand the decision to the Panel.

There can be no assurance that the Company will be able to prepare and file the Delayed Reports on or before the applicable Compliance Dates or that the Company will be able to regain compliance with the Rule or maintain compliance with all applicable continued listing requirements of Nasdaq or that the Company will be able to continue the listing of its common stock on Nasdaq.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Michael Graves	201	326-5300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for period ended June 30, 2024

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons set forth in Part III above, the Company is currently not in a position to provide a reasonable estimate of the anticipated changes in its results of operations for the quarter ended June 30, 2024, compared to its results of operations for the quarter ended June 30, 2023.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and other securities law. Forward-looking statements are statements that are not historical facts. Words and phrases such as “anticipated,” “forward,” “will,” “would,” “could,” “may,” “intend,” “remain,” “regain,” “maintain,” “potential,” “prepare,” “expected,” “believe,” “plan,” “seek,” “continue,” “estimate,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements with respect to: the expected restatement of financial statements, the time and effort required to complete the Company’s financial statements, expectations with respect to filings with the SEC and the timing and content thereof, expectations with respect to the Company’s Nasdaq listing and matters related thereto, and the Company’s ability to regain or maintain compliance with the Nasdaq Listing Rules or continue its listing on Nasdaq, the Company’s internal control over financial reporting and disclosure controls and procedures and related remediation, and the Company’s expectations regarding its financial results. All of such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the Company’s control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. Such risks and uncertainties include, but are not limited to: the completion of the review and preparation of the Company’s financial statements and internal control over financial reporting and disclosure controls and procedures and the timing thereof; the discovery of additional information; further delays in the Company’s financial reporting, including as a result of unanticipated factors; the Company’s ability to obtain further amendments or waivers under its credit agreement and comply with its obligations thereunder; the possibility that the Company will be unable to regain compliance with, or thereafter continue to comply with, the Nasdaq Listing Rules, or experience violations of additional Nasdaq Listing Rules; the possibility that Nasdaq may suspend and delist the Company’s securities; the possibility that the Panel could reconsider the terms of its decision and that Nasdaq Listing and Hearing Review Council could determine to review the Panel’s decision and affirm, modify, reverse, dismiss or remand the decision to the Panel; the Company’s ability to remediate material weaknesses in its internal control over financial reporting; the Company’s ability to recruit and hire a new Chief Executive Officer and new Chief Financial Officer; the ability of the Company to realize the anticipated benefits of its plan designed to improve operational efficiencies and realign its sales and marketing expenditures and the potential impacts thereof; the impacts of the post- COVID-19 environment and geopolitical factors such as the conflicts between Russia and Ukraine and Hamas and Israel; delay in or failure to obtain regulatory approval of the Company’s or its partners’ product candidates and successful compliance with Federal Drug Administration, European Medicines Agency and other governmental regulations applicable to product approvals; changes in the regulatory environment; the uncertainties and timing of the regulatory approval process; whether the Company can successfully market and commercialize its products; the success of the Company's relationships with its partners; the outcome of litigation; the strength and enforceability of the Company’s intellectual property rights or the rights of third parties; competition from other pharmaceutical and biotechnology companies and competition from generic entrants into the market; unexpected safety or efficacy data observed during clinical trials; clinical trial site activation or enrollment rates that are lower than expected; the risks inherent in drug development and in conducting clinical trials; risks inherent in estimates or judgments relating to the Company’s critical accounting policies, or any of the Company’s estimates or projections, which may prove to be inaccurate; unanticipated factors in addition to the foregoing that may impact the Company’s financial and business projections and may cause the Company’s actual results and outcomes to materially differ from its estimates and projections; and those risks and uncertainties identified in the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 23, 2023, the Company’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2023, filed with the SEC on May 9, 2023, and for the quarter ended June 30, 2023, filed with the SEC on August 8, 2023, and its subsequent filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements. All forward-looking statements contained in this current report on Form 8-K speak only as of the date on which they were made. Except to the extent required by law, the Company undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

Eagle Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2024	By:	/s/ Michael Graves
	Name:	Michael Graves
	Title:	Interim Principal Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).